ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

University of Texas System Retirement Programs

**Supplement dated July 27, 2007 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 30, 2007 as supplemented**

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective July 27, 2007, the following new investment option may be available under your contract.

   ING Pioneer Equity and Income Portfolio (Class I)

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The following information is added to Appendix II – Description of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Pioneer Equity Income Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.